EXHIBIT 8.1
Subsidiaries of the Company

The following is a list of the Company's subsidiaries as of December 31, 2004.

                                        Country of           Portion of
Name of Significant Subsidiary          Incorporation        Ownership Interest
------------------------------          -------------        ------------------

Top Tanker Management Inc.              Marshall Islands     100%
Vermio Shipping Company Limited         Marshall Islands     100%
Rupel Shipping Company Inc.             Marshall Islands     100%
Gramos Shipping Company Inc.            Marshall Islands     100%
Olympos Shipping Company Limited        Marshall Islands     100%
Helidona Shipping Company Limited       Marshall Islands     100%
Kalidromo Shipping Company Limited      Marshall Islands     100%
Mytikas Shipping Company Limited        Marshall Islands     100%
Litochoro Shipping Company Limited      Marshall Islands     100%
Kisavos Shipping Company Limited        Marshall Islands     100%
Parnis Shipping Company Limited         Marshall Islands     100%
Imitos Shipping Company Limited         Marshall Islands     100%
Falakro Shipping Company Limited        Liberia              100%
Psiloritis Shipping Company Limited     Liberia              100%
Pylio Shipping Company Limited          Liberia              100%
Idi Shipping Company Limited            Liberia              100%
Taygetus Shipping Company Limited       Liberia              100%
Vitsi Shipping Company Limited          Liberia              100%
Parnasos Shipping Company Limited       Liberia              100%
Pageon Shipping Company Limited         Cyprus               100%
Vardousia Shipping Company Limited      Cyprus               100%
Parnon Shipping Company Limited         Cyprus               100%
Menalo Shipping Company Limited         Cyprus               100%
Pintos Shipping Company Limited         Cyprus               100%



23116.0001 #582832